PRUDENTIAL INVESTMENT PORTFOLIOS 3

Gateway Center Three, 4th floor
100 Mulberry Street

Newark, New Jersey 07102-4077

August 19, 2011

VIA EDGAR SUBMISSION

Mr. Larry Greene
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Definitive Proxy Materials for
Prudential Real Assets Fund, a series of

Prudential Investment Portfolios 3

Dear Mr. Greene:

We filed through EDGAR on August 9, 2011 on behalf of Prudential Real Assets Fund (the “Fund’), a series of Prudential Investment Portfolios 3 (the “Trust”), a preliminary proxy statement in accordance with Rule 14a-6(a) under the Securities and Exchange Act of 1934 (the “Preliminary Proxy Statement”) in connection with a special meeting of shareholders of the Fund scheduled for September 19, 2011 (the "Meeting"). The materials included the notice of Meeting, the proxy statement and a form of the proxy card.

This letter is intended to respond to the staff’s comments on the Preliminary Proxy Statement that you conveyed by telephone on August 11, 2011. For your convenience, a summary of the staff’s comments is included herein and the Fund’s responses are keyed accordingly, as set forth below. The responses will be included in the definitive proxy statement (the “Proxy Statement”), along with the notice of the Meeting and form of proxy cards, relating to the Meeting to be filed on August 19, 2011.

1. Comment

The staff requests that the Fund respond to the staff’s comments in a writing that includes the appropriate Tandy representations and that the writing is filed as a stand-alone edgar correspondence.

Response

This letter is the Fund’s response to the staff’s comments. This letter includes the appropriate Tandy representations and will be filed as a separate edgar correspondence.

2. Comment
Please confirm if the change in control impacts any of the Fund’s Rule 12b-1 agreements.

Response

The Fund submits that the change in control of Prudential Bache Asset Management, Incorporated (“PBAM”) did not impact any of the Fund’s Rule 12b-1 agreements.

3. Comment

Please revise the disclosure to noted if any changes will be made to the portfolio management team as a result of the proposals.

Response

The disclosure has been revised as requested.

4. Comment
Please confirm that only one entity is managing the commodities asset class and the percentage of the portfolio that the commodities asset class represents.

Response

The Fund submits that only one entity at a time will be managing the commodities asset class. Currently, the commodities asset class is approximately 17% of the Fund’s portfolio.

5.Comment

Please confirm that the font size of the Proxy Statement conforms to applicable SEC rules and regulations.

Response

The font conforms to SEC rules and regulations.

6. Comment

Under Proposal No. 1, clarify whether $4.3 billion is Jefferies Group’s asset under management or market capitalization.

Response

The Trust disclosure has been revised as requested.

7. Comment

Please clarify that Bache utilizes the BCI or BCSI based on assets allocated to the commodities asset class.

Responses

The disclosure has been revised as requested.

8. Comment

If securities will need to be sold as a result of the transition to Jefferies Asset Managemnt, LLC (“JAM”), please add disclosure noting the impact that such sales may have on the Fund’s expenses.

Responses

(a) The disclosure has been revised as requested.

9. Comment
Please explain which index the Founders strategy seeks to generate returns over time.

Response

The disclosure has been revised as requested.

10. Comment
Under the section entitled “Terms of the Subadvisory Agreements,” (a) please clarify whether or not both subadvisers will manage a portion of the Fund’s commodities asset class at the same time; and (b) whether footnote to the fee table is describing a new fee structure.

Response

(a)The disclosure has been revised as requested.
(b)The footnotes to the fee table are not describing a new fee arrangement. In order to avoid any undue burden to shareholders of the Fund resulting from the change in control, the new Subadvisers are agreeing to abide by the same fee structure as PBAM for a two-year period as described in the Proxy Statement.

11. Comment
Under “Shareholder Proposals”, please explain any limitations relating to a shareholder of the Fund introducing a proposal at the Meeting.

Response

The disclosure has been revised as requested.

12. Comment For the form of Proxy Card, (a) please delete the language relating to voting for a nominee; and (b) please clarify that the proxy statement is dated August 19, 2011.

Response

(a)The disclosure has been revised as requested.

(b) The dislcosue has been revised as requested.

Tandy Representations

The Trust hereby acknowledges that (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement; (ii) Commission staff comments or changes to disclosure in the Proxy Statement in response to Commission staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Trust may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to Claudia DiGiacomo at (973) 802-5032.

Sincerely,

                                                       /s/ Claudia DiGiacomo
                                                           Claudia DiGiacomo
                                                          Vice President & Corporate Counsel